February 25, 2009

Via EDGAR

United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:  Mr. Robert Telewicz
            Mr. Kevin Woody

Re:       Responses No. 9 and No. 10 to comment letter dated November 19, 2008
            Hines Real Estate Investment Trust, Inc.
            Post Effective Amendment No. 1 to Form S-11
            File No. 333-130945

Gentlemen:

This letter is written in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) received by facsimile on November 19, 2008, with respect to the above referenced Post Effective Amendment No. 1 to Form S-11 of Hines Real Estate Investment Trust, Inc. (the “Company”). As discussed with Mr. Robert Telewicz previously by telephone and as noted in our previous letters dated January 9, 2009 and January 22, 2009, this letter only includes responses to your comments No. 9 and No. 10 regarding the Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) included in the Commission’s original letter. If you agree with the approach being taken with respect to these issues, we will undertake to include the revised disclosure in future filings with the Commission which contain MD&A.  We will then also be in a position to respond to comments No. 1 – 8 in a separate letter.  For ease of reference, each of the Staff’s comments to which we are responding are set forth in full below in bold-type, and the Company’s response immediately follows each comment. We believe we have addressed in the text of revised Appendix A the questions Mr. Telewicz raised in our telephone conversations of January 13, 2009 and February 17, 2009.

Post Effective Amendment No. 1 to Form S-11

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Financial Condition, Liquidity and Capital Resources

How Management Evaluates Distributions to our Shareholders and Minority Interests for the Three Months Ended March 31, 2008, page 119 of the prospectus

9.  Explain to us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to your measure of “funds generated by the operations of our real estate investments.”

We have deleted the section titled “How Management Evaluates Distributions to our Shareholders and Minority Interests for the Three Months Ended March 31, 2008” included in the Financial Condition, Liquidity and Capital Resources section of MD&A.  Please see our new disclosure of a Non-GAAP supplemental performance measure titled “Operating Funds Generated by the Company” (“OFG”) attached as Appendix A to this letter.  We have considered each of the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Uses of Non-GAAP Financial Measures and believe that our disclosure of OFG meets each of these requirements.

10. Your disclosure that “funds generated by the operations of our real estate investments” is used as a means of determining distributions payable to shareholders and minority interest holders indicates that the amount is used a s liquidity measure.  Accordingly, explain to us how you have determined that it would be appropriate to reconcile “funds generated by the operations of our real estate investments” to a GAAP performance measure rather than a GAAP liquidity measure. Additionally, explain to us how this measure does not violate the prohibitions related to Non-GAAP liquidity measures in paragraph 10(e)(1)(ii)(A) of Regulation S-K.

As noted above in our response to the previous comment, we have deleted the disclosure of “funds generated by the operations of our real estate investments” in the Financial Condition, Liquidity and Capital Resources section of MD&A, and have included new disclosure of a Non-GAAP supplemental operating performance measure titled “Operating Funds Generated by the Company” in the Results of Operations section of MD&A (attached as Appendix A to this letter).  We believe this Non-GAAP supplemental performance measure used by management is appropriately reconciled to net income (loss) in accordance with Item 10(e)(i)(B) of Regulation S-K.

 The Company hereby acknowledges the following:

▪ The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪ The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses set forth above, please contact the Company’s Chief Accounting Officer, Ryan Sims at (713) 966-7715, or me at (713) 966-5476.

Very truly yours,

/s/Sherri W. Schugart
Sherri W. Schugart
Chief Financial Officer

Appendix A

   Results of Operations

Operating Funds Generated by the Company

Operating funds generated by the Company (“OFG”) is a non-GAAP supplemental financial performance measure that our management uses in evaluating the operating performance of the Company.  It includes funds generated by the operations of our real estate investments and funds used in the Company’s corporate-level operations.  Similar to Funds from Operations (“FFO”), a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts (“NAREIT”) widely recognized as a measure of operating performance, OFG excludes items such as depreciation and amortization.  However, changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted a significant increase in the magnitude of non-cash and non-operating items included in FFO, as defined. Such  items include amortization of certain in-place lease intangible assets and liabilities and the amortization of certain tenant incentives.   OFG excludes these items, the effects of straight-line rent revenue recognition, fair value adjustments to derivative instruments that do not qualify for hedge accounting treatment and certain other items as described in the footnotes below, and also includes items such as master lease rental receipts, which are excluded from net income (loss) and FFO, but which we consider in the evaluation of the operating performance of our real estate investments.  We believe that OFG reflects the overall impact on the performance of our real estate investments of occupancy rates, rental rates, property operating costs, as well as corporate-level general and administrative expenses and interest costs, which is not immediately apparent from net income (loss).  As such, we believe OFG, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, is a meaningful supplemental performance measure and is useful in understanding how the Company’s management evaluates the Company’s ongoing operating performance.

However, OFG should not be considered as an alternative to net income (loss) or to cash flows from operating activities and is not intended to be used as a liquidity measure indicative of cash flow available to fund the Company’s cash needs.  Additionally, please see the limitations listed below associated with the use of OFG as compared to net income (loss):
•           OFG excludes gains (losses) related to changes in estimated values of derivative instruments related to our interest rate swaps.  Although we expect to hold these instruments to maturity, if we were to settle these instruments currently, it would have an impact on our operations.
•           OFG excludes the Participation Interest component of the acquisition and asset management fees.  Although we believe the settlement of this liability will be funded using proceeds from the sale of properties in the future, if we were to settle it currently it would have an impact on our operations.
•           OFG excludes organizational and offering expenses and acquisition expenses payable to our Advisor.  Although these amounts reduce net income, we fund such costs with proceeds from our offering and acquisition-related indebtedness and do not consider these expenses in the evaluation of the operating performance of the Company and determining OFG.

 The table below summarizes OFG for each of the quarters and nine months ended September 30, 2008 and a reconciliation of such non-GAAP financial performance measure to our net income (loss) for the periods (in thousands):

	Quarter Ended March 31, 2008	Quarter Ended June 30, 2008	Quarter Ended September 30, 2008	Nine Months Ended September 30, 2008
Net Income (Loss)	$(43,830)	$8,105	$(24,596)	$(60,321)
Adjustments:
Depreciation and amortization (1)	25,381	32,216	32,888	90,485
(Gain) loss on derivative instruments (2)	27,444	(26,780)	10,530	11,194
Participation Interest expense (3)	4,205	4,642	3,115	11,962
Other components of revenues and expenses (4)	(4,578)	(4,136)	(3,203)	(11,917)
Master lease rents (5)	3,463	1,239	1,058	5,760
Organizational and offering expenses (6)	1,918	1,695	34	3,647
Acquisition fees (6)	1,447	1,571	—	3,018
Adjustments to equity in losses from unconsolidated entities, net (7)	9,779	10,502	10,335	30,616
Adjustments for minority interests (8)	11	(22)	20	9
Operating Funds Generated by the Company	$25,240	$29,032	$30,181	$84,453

Operating Funds Generated by the Company Per Common Share	$0.15	$0.16	$0.16	$0.47
Weighted Average Shares Outstanding	165,144	178,536	192,012	178,613
__________

1)
Represents the depreciation and amortization of various real estate assets.  Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that such depreciation and amortization may be of limited relevance in evaluating current operating performance and, as such, these items are excluded from our determination of OFG.

2)
Represents components of net income (loss) related to the estimated changes in the values of our interest rate swap derivatives.  We have excluded these changes in value from our evaluation of the operating performance of the Company and OFG because we expect to hold the underlying instruments to their maturity and accordingly the interim gains or losses will remain unrealized.

3)
Represents the portion of the acquisition and asset management fee that is paid in equity, which we expect will be settled in the future using proceeds from the sale of properties or other non-operating sources, and which we therefore do not consider in evaluating the operating performance of the Company and determining OFG. See “Critical Accounting Policies – Treatment of Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest” for additional information.

4)
Includes the following components of revenues and expenses that we do not consider in evaluating the operating performance of the Company and determining OFG for each of the quarters and the nine-months ended September 30, 2008 (in thousands):

	Quarter Ended March 31, 2008	Quarter Ended June 30, 2008	Quarter Ended September 30, 2008	Nine Months Ended September 30, 2008
Straight-line rent adjustment (a)	$(3,925)	$(4,652)	$(4,246)	$(12,823)
Amortization of lease incentives (b)	773	897	1,077	2,747
Amortization of out-of-market leases (b)	(2,055)	(1,078)	(765)	(3,898)
Amortization of deferred financing costs (b)	379	412	446	1,237
Other	250	285	285	820
	(4,578)	(4,136)	(3,203)	(11,917)
	a	)	Represents the adjustments to rental revenue as required by GAAP to recognize minimum lease payments on a straight-line basis over the respective lease terms. We have excluded these adjustments from our evaluation of the operating performance of the Company and in determining OFG because we believe that the rent that is billable during the current period is a more relevant measure of the Company’s operating performance for such period.
	b	)	Represents the amortization of lease incentives, out-of-market leases and deferred financing costs. As stated in Note 1 above, historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, we believe that such amortization may be of limited relevance in evaluating current operating performance and, as such, these items are excluded from our determination of OFG.

5)
Includes master lease rents related to master leases entered into in conjunction with certain asset acquisitions. In accordance with GAAP, these rents are not included in rental revenue; however, we consider this rent in evaluating the operating performance of the Company and determining OFG.

6)
Represents organizational and offering expenses and acquisition fees paid to our Advisor that are expensed in our condensed consolidated statements of operations. We fund such costs with proceeds from our offering and acquisition-related indebtedness, and therefore do not consider these expenses in evaluating the operating performance of the Company and determining OFG.

7)
Includes adjustments to equity in losses of unconsolidated entities, net, similar to those described in Notes 1, 4 and 5 above for our unconsolidated entities, which are necessary to convert the Company's share of income (loss) from unconsolidated entities to OFG.

8)	Includes all adjustments to eliminate the minority interests’ share of the adjustments to convert the Company’s net income (loss) to OFG.